[redacted]

08027007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65851

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PYXIS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 W. RIVER ROAD
(No. and Street)

RUMSON	NEW JERSEY	07760
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICHOLAS J. REGO, CEO — (732) 784-2363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & CO., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 BROADWAY	NEW YORK	NY	10271
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 10 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
RECEIVED
FEB 19 2008
Office of Compliance Inspection and Examinations

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/7/08

OATH OR AFFIRMATION

I, NICHOLAS J. REGO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PYXIS SECURITIES, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

SHIRLEY A. DELLA TORRE
Notary Public, State of New Jersey
My Commission Expires February 16, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PYXIS SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Unitholder of
Pyxis Securities, L.L.C.
47 West River Road
Rumson, NJ 07760

We have audited the accompanying statement of financial condition of Pyxis Securities, L.L.C. (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pyxis Securities, L.L.C. as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
February 14, 2008

PYXIS SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 747,351
Receivable from broker	239,951
Deposit with clearing broker	250,000
Prepaid expenses	27,441
Furniture and equipment (net of accumulated depreciation of $107,145)	14,522
Total assets	$ 1,279,265

LIABILITIES AND UNITHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 27,087
Accrued compensation	328,611
	355,698
Commitments	
Unitholder's equity	923,567
Total liabilities and unitholder's equity	$ 1,279,265

The accompanying notes are an integral part of these financial statements.

PYXIS SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 - Organization and Nature of Business

Pyxis Securities, L.L.C., a limited liability company (the "Company"), was formed under the Delaware Limited Liability Company Act on October 11, 2002 and will continue until and terminate on December 31, 2042, unless the Company is dissolved sooner in accordance with the Act. The Company is a wholly-owned subsidiary of Pyxis Associates, L.L.C.

The Company, a member of the Financial Industry Regulatory Authority ("FINRA"), received approval by the FINRA to commence business on October 8, 2003, and is permitted to execute equity and debt securities transactions for customers. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2 - Summary of Significant Accounting Policies

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. A majority of commissions earned from foreign trades are net of execution fees.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets.

Income Taxes

In accordance with federal income tax regulations, federal income taxes of the Company are the responsibility of the unitholder. Accordingly, no federal provision has been made.

Note 3 - Commitments

During February 2008, the Company moved its office space to Rumson, New Jersey under a sublease agreement with an affiliated entity at an annual rent of $48,000 expiring in 2010.

The Company leases various office equipment under a noncancelable operating lease. Future minimum rental payment for years 2008 and 2009 is $2,811 per annum, and for year 2010, $1,639.

Note 4 - Net Capital

The Company is subject to the SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of one-eighth of aggregate indebtedness, as defined, or $5,000. At December 31, 2007, the Company had net capital of $876,604, which was in excess of its required net capital of $23,713 by $852,891. At December 31, 2007, the Company's ratio of aggregated indebtedness to net capital was 41%.

Note 5 - Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's securities activities involve the execution and settlement as agent of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract, at a loss.

Note 6 - Concentration of Credit Risk and Cash in Excess of Insured Limits

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in various bank accounts, which at times may exceed federally insured limits. At December 31, 2007 the Company had approximately $590,000 in excess of federally insured limits.

Note 7 - Economic Dependency

The Company's revenue is derived mainly from one family of Funds, the loss of which could have a material effect on the Company. The majority equity owner of the Company's sole unitholder has a minority interest in an investment advisor that provides investment advisory services to the same family of funds.

A copy of the Company's Statement of Financial Condition as at December 31, 2007, pursuant to the SEC rule 17a-5, is available for examination at the Company's main office and at the regional office of the SEC.

END